SE 05039155 MISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response......12.00

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50625

FEB 24 2005
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Vernon Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Gatehall Drive, Suite 105
(No. and Street)

Parsippany (City) New Jersey (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul C. Christopherson (973) 644-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Avenue, Suite 200 (Address) East Hanover (City) New Jersey (State) 07936 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul C. Christopherson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Vernon Securities, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA A. MARINESE
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/2/2007

Signature

President

Title

Sworn to and subscribed before me this 22nd day of Feb 2005

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW VERNON SECURITIES, L.L.C.

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Member
New Vernon Securities, L.L.C.
Parsippany, New Jersey

We have audited the accompanying statement of financial condition of New Vernon Securities, L.L.C. as of December 31, 2004 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Vernon Securities, L.L.C. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

Certified Public Accountants
February 11, 2005

NEW VERNON SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 34,848
Deposit – clearing agent	500,000
Due from Parent	542,078
Commission receivable from clearing agents	85,788
Deposits - other	3,045
Investment in The NASDAQ Stock Market, Inc.	20,180
	$ 1,185,939

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable to non-customers	$ 29,432
CONTINGENCY	--
MEMBER'S EQUITY	1,156,507
	$ 1,185,939

See Notes to Financial Statements.

NEW VERNON SECURITIES, L.L.C.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Institutional commissions, net of clearing agent fees	$ 1,306,345
EXPENSES	
Management fees – parent	983,322
Professional fees	55,275
Regulatory fees and costs	24,732
Brokerage and trading fees	80,181
Quotation expense	12,603
Insurance	999
Other expenses	16,208
	1,173,320
	133,025
OTHER INCOME	
Interest income	3,192
NET INCOME	136,217
OTHER COMPREHENSIVE INCOME	
Unrealized holding gain arising during the year	1,280
COMPREHENSIVE INCOME	$ 137,497

See Notes to Financial Statements.

NEW VERNON SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Total	Member's Equity	Accumulated Other Comprehensive Loss
BALANCE, January 1, 2004	$ 1,019,010	$ 1,074,210	$ (55,200)
Net income	136,217	136,217	--
Unrealized holding gain arising during the year	1,280	--	1,280
BALANCE, December 31, 2004	$ 1,156,507	$ 1,210,427	$ (53,920)

See Notes to Financial Statements.

NEW VERNON SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 136,217
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in operating assets	
Commission receivable from clearing agents	55,960
Prepaid expenses	8,961
Deposits - other	(1,028)
Increase in operating liabilities	
Accounts payable to non-customers	6,595
Net cash provided by operating activities	206,705
CASH FLOWS FROM INVESTING ACTIVITIES	
Due from Parent	(542,078)
Net cash used in investing activities	(542,078)
NET DECREASE IN CASH	(335,373)
CASH AND CASH EQUIVALENTS, beginning of year	370,221
CASH AND CASH EQUIVALENTS, end of year	$ 34,848

See Notes to Financial Statements.

NEW VERNON SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND NATURE OF OPERATIONS

New Vernon Securities, L.L.C. ("NVS"), a single member limited liability company, was organized on October 21, 1997 in the state of New Jersey and began operations during 1998. NVS is a broker-dealer registered with the Securities and Exchange Commission and the State of New Jersey, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

NVS serves as an introducing broker on behalf of institutional clients of its affiliated investment advisor and parent, New Vernon Associates, Inc. ("NVA"), which owns 100% of NVS. NVS works with NVA's clients utilizing various brokers and dealers to execute securities transactions recommended by NVA. As an introducing broker, NVS receives fees and/or commissions from broker-dealers who execute trades for introduced customers. NVS is also utilized by NVA to distribute proprietary research reports and analyses prepared by NVA to clients and executing broker-dealers and receives commissions from such executing broker-dealers for trades resulting from such research. NVS also executes trades on an agency basis for its institutional clients.

NVS does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, NVS considers money market accounts to be cash equivalents.

COMMISSION RECEIVABLE FROM CLEARING AGENTS

Commission receivable from NVS's clearing agents for securities transactions that have not reached their contractual settlement date are recorded net of the amounts owed to the clearing agents on the statement of financial condition.

INVESTMENT IN THE NASDAQ STOCK MARKET, INC.

The investment is classified as "available for sale" and is recorded at fair value. Unrealized gains and losses, if any, are reported as accumulated other comprehensive income within member's equity. The cost of securities sold is based on the specific identification method.

REVENUES

Institutional commission revenue is recorded on a trade-date basis as securities transactions occur for one of the NVS's clearing brokers. The commission revenue is recorded on a settlement date basis for the other clearing brokers.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

NVS is organized as a limited liability company ("LLC") whereby the member accounts for NVS's earnings, losses, deductions and credits on its corporate income tax returns. Accordingly, these statements do not include a provision for Federal and state income taxes.

CONCENTRATION OF CREDIT RISK
NVS places its cash with a financial institution that have offices located in New Jersey. During 2004, cash balances exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $100,000. NVS has not experienced any losses in such accounts and it believes it is not exposed to any significant credit risk on cash.

The cash held by NVS as of December 31, 2004 includes $21 in money market funds.

MEMBER EQUITY
In accordance with the operating agreement, the member has made an initial capital contribution to NVS in cash. No additional capital contributions shall be required of the member unless required to maintain minimum net capital requirements. No interest shall be due from NVS on any capital contribution from the member. Net income and net losses in respect of each fiscal year of NVS shall be allocated to the member. The member shall have no liability or obligation for any debts, liabilities or obligations of NVS beyond the member's respective capital contribution.

Note 3: INVESTMENT IN THE NASDAQ STOCK MARKET, INC.

In March 2000 ("Phase I"), NVS purchased 300 warrants at $11 per warrant and in December 2000 ("Phase II") purchased 3,200 warrants at $14 per warrant and 2,000 shares of common stock at $13 per share issued by The Nasdaq Stock Market, Inc. ("Nasdaq") in connection with the Nasdaq's recapitalization of its ownership. The warrants and common stock were offered to investors drawn from the NASD's membership, Nasdaq market participants, Nasdaq issuers, institutional investors and strategic partners. The purchase price was based upon fairness opinions received by NASD from J.P. Morgan Securities, Inc.

Each warrant entitles the owner to purchase four shares of Nasdaq common stock, exercisable in four (4) annual tranches with one (1) share of common stock available for purchase in each tranche. The exercise price of the warrant for each share of common stock is $13 in tranche one, $14 in tranche two, $15 in tranche three and $16 in tranche four. The third tranche is currently exercisable until June 27, 2005. The warrants expire if not exercised within one year of their initial exercise date. As of December 31, 2004, NVS has not yet exercised its warrants in tranche three (3).

Note 4: AGREEMENTS WITH CLEARING AGENTS

NVS has entered into agreements with three clearing agents who carry the cash and margin accounts and clear transactions for NVS's customers. NVS determines the amount of the commissions to be charged by the clearing agents to NVS's customers. These commissions are collected by the clearing agents who remit all collections to NVS after deducting their own fees. The total fees deducted by the clearing agents during 2004 were approximately $243,000. The agreements may be terminated by either party without cause upon thirty (30), sixty (60) or ninety (90) days written notice depending on the clearing broker.

One of the clearing agents required NVS to establish an escrow deposit of $500,000.

Note 5: RELATED PARTY TRANSACTIONS

A management agreement provides for management fees based on an allocation of expenses paid for by NVA on behalf of NVS. During 2004, NVS incurred management fees to NVA of $983,322.

Management of NVS has established a policy of distributing cash at its discretion to NVA as long as such distributions do not bring NVS below its required capital.

Note 6: REGULATORY REQUIREMENTS

NVS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, NVS had net capital of $591,314 as defined in Rule 15c3-1, which was $491,314 in excess of its required net capital of $100,000. NVS's net capital ratio was .050 to 1.

Note 7: CUSTOMERS/CLEARING AGENTS

During 2004, NVS received 100% of its institutional commission revenues from its customers through three clearing agents.

Note 8: CONTINGENCY

On January 9, 2003, the NASD conducted an exit interview with NVS as a result of NASD's audit of NVS during 2002. The exit interview revealed several apparent violations. On January 29, 2003, NVS responded to the NASD concerning these apparent violations. On February 9, 2004, NVS received a letter from the NASD in which they determined that the firm did not violate NASD Membership and Regulation Rule 1017, yet, there still remained a deficiency that was under review by the NASD. During 2004, the Company signed an acceptance, waiver and consent agreement whereby the Company and the managing member were fined $12,500, settling the remaining matter, which is included in the statement of income.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2004

SCHEDULE I

NEW VERNON SECURITIES, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL	
Total member's equity	$ 1,156,507
Deductions and/or charges	
Non-allowable assets	
Due from Parent	(542,078)
Deposits - other	(2,935)
Investment in The NASDAQ Stock Market, Inc	(20,180)
Net capital before haircuts	591,314
Haircut on proprietary positions and commitments	
2% haircut of cash in money market funds	--
NET CAPITAL	$ 591,314
COMPUTATION OF AGGRREGATE INDEBTEDNESS	
Accounts payable to non-customers includable in aggregate indebtedness	$ 29,432
AGGREGATE INDEBTEDNESS	$ 29,432
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,962
Minimum dollar requirement	100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	100,000
EXCESS NET CAPITAL	$ 491,314
EXCESS NET CAPITAL AT 1000 PERCENT	$ 588,371
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.050 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)	
Net, capital, as reported in Company's Part II (unaudited) Focus report.	$ 591,314
Increases (decreases) resulting from December 31, 2004 audit adjustments, net	--
Net capital, as included in this report	$ 591,314

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
New Vernon Securities, L.L.C.
Parsippany, New Jersey

In planning and performing our audit of the financial statements and supplementary schedule of New Vernon Securities, L.L.C.(the "Company") for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK LONG ISLAND AND NEW JERSEY AND A MEMBER OF DFK WITH AFFILIATES WORLDWIDE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Friedman LLP

Certified Public Accountants
February 11, 2005